UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*

JOHNSON OUTDOORS INC.

(Name of Issuer)

Class A Common Stock, par value $.05 per share

(Title of Class of Securities)

479254 10 4

(CUSIP Number)

Daniel R. Tisch
c/o TowerView LLC
500 Park Avenue
New York, New York 10022
(212) 935-6655

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2004

(Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

SCHEDULE 13D

CUSIP No. 479254 10 4	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) TowerView LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 750,700
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 750,700
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON (See Instructions) IV

Item 1.	Security and Issuer.

                This statement relates to the Class A Common Stock, par value $.05 per share (the “Class A Stock”), of Johnson Outdoors Inc., a Wisconsin corporation (the “Company”) whose principal executive offices are located at 555 Main Street, Racine, Wisconsin 53403-1015.

Item 2.	Identity and Background.

                This statement is being filed by TowerView LLC (“TowerView”), a Delaware limited liability company whose principal office is located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. TowerView’s principal business is investments. TowerView is controlled by Daniel R. Tisch whose present principal occupation is General Member, TowerView LLC, 500 Park Avenue, New York, New York 10022. During the last five years, neither TowerView nor Daniel R. Tisch has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

                The funds used to purchase the Class A Stock described herein were provided from TowerView’s working capital.

Item 4.	Purpose of Transaction.

                TowerView has acquired the Class A Stock referred to herein because of the opportunity resulting from the Company’s February 20, 2004 announcement that its Board of Directors had received a merger proposal from a corporation to be formed by members of the family of the late Samuel C. Johnson (the “Johnson Family”) and Helen Johnson-Leipold, the Company’s Chairman and Chief Executive Officer. The Company on October 29, 2004 announced that it had entered into a merger agreement with JO Acquisition Corp. in which public shareholders would receive $20.10 per share. TowerView believes that a merger at $20.10 per share does not represent a full and fair valuation for the shares of the Company, was not determined by a fair and reasonable procedure designed to protect the legitimate interests of the shareholders, and would violate the fiduciary duties of the Johnson Family to the minority shareholders under Wisconsin law. Moreover, TowerView believes that the Board of Directors of the Company has failed to comply with its obligations under the Company’s own Articles of Incorporation that require the Board, in evaluating what is in the best interests of the Company when presented with a proposal to acquire the Company, to consider the best interests of the shareholders, not only in relation to the then current market price but also in relation to the then current value of the Company in a freely negotiated transaction and in relation to the future value of the Company as an independent entity. TowerView believes that any fair and reasonable procedure would value the shares far in excess of the proposed merger price.

                TowerView intends to take the opportunity to bring this situation to the attention of others that may be interested in paying a full and fair value for the Company. TowerView

Page 3 of 6 Pages

may also acquire additional shares of Class A Stock, sell shares of Class A Stock in the open market or otherwise or take other action to demonstrate what the true value of the Company would be in a freely negotiated transaction.

                Except as set forth above, at the present time TowerView has no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, (c) a sale or transfer of a material amount of assets of the Company, (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Company, (f) any other material change in the Company’s business or corporate structure, (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

                The aggregate number of shares of Class A Stock beneficially owned by TowerView as of November 3, 2004 was 750,700 shares, or 9.9% of the 7,599,831 shares of Class A Stock that the Company reported as outstanding in its Form 8-K filed with the Securities and Exchange Commission on October 29, 2004.

                TowerView effected purchases of Class A Stock in the over-the-counter market during the 60 days preceding the filing of this statement as follows:

Date 08/30/04 08/31/04 09/01/04 09/02/04 09/03/04 09/09/04 09/10/04 09/14/04 09/15/04 09/17/04 09/21/04 09/22/04 09/23/04 09/24/04 09/28/04	Number of Shares 6,150 300 1,101 3,000 3,399 17,500 400 4,600 7,600 7,400 10,100 2,700 2,900 100 940	Price Per Share $19.3148 19.3150 19.2650 19.2983 19.2906 19.3055 19.2150 19.3050 19.3059 19.3050 19.3099 19.2520 19.2150 19.2450 19.2350

Page 4 of 6 Pages

Date 09/29/04 09/30/04 10/01/04 10/05/04 10/06/04 10/07/04 10/11/04 10/12/04 10/14/04 10/18/04 10/26/04 10/27/04 10/29/04 10/29/04 11/01/04 11/01/04 11/02/04	Number of Shares 1,260 5,452 6,548 8,200 10,000 6,150 600 50 400 100 1,100 1,100 176,600 45,700 115,700 3,700 31,300	Price Per Share 19.2842 19.2944 19.3404 19.3649 19.3643 19.3350 19.3350 19.3550 19.2950 19.3150 19.2786 19.2850 19.9077 19.9000 19.8700 19.8650 19.9429

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                TowerView has no contracts, arrangements or understandings with any other person with respect to the securities of the Company.

Item 7.	Material to Be Filed as Exhibits.

                None.

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SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November  3, 2004

TowerView LLC
By:	/s/ Daniel R. Tisch

Daniel R. Tisch General Manager

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